Exhibit (a)(1)(G)

LETTER TO ELIGIBLE PARTICIPANTS

June 17, 2009

Dear colleagues:

Many of you attended our recent stockholder’s meeting and will have noted that we requested, and that our stockholders approved, a number of resolutions. In this letter I want to give you further information on one of these measures that is of particular importance to you.

Our stockholders approved a stock option exchange for Antigenics’ employees and the Compensation Committee of our Board of Directors approved options with an original exercise price greater than the higher of $4.75 per share or the Fair Market Value of our Common Stock for exchange. Options that were granted with an exercise price of less than $4.75 or the Fair Market Value of our Common Stock are not eligible for this exchange. Options with an exercise price of at least $4.75 will be eligible for replacement at a four-to-three basis, where four original options are exchanged for three new options.

This stock option exchange is open only to employees as of July 17, 2009. You will have a period of approximately four (4) weeks to determine if you want to participate in the option exchange. Participation in the stock option exchange will be strictly voluntary. Neither Antigenics’ management nor our Board of Directors will make a recommendation for you to participate or continue to hold your current options. We do, however, recommend that you consult with your financial planning and tax advisors prior to making your participation decision.

You will receive very detailed information about the stock option exchange and how you can participate. We will also hold employee meetings where we will further review the details of the exchange and you will have the opportunity to ask questions. We will be making filings with the Securities and Exchange Commission in which all information and employee communications associated with this stock option exchange will be available both to you and our stockholders.

Your contributions to Antigenics are invaluable. We have all worked through difficult times and are beginning to reap the benefit. I thank you, whole-heartedly, for your past and continuing efforts in making Antigenics a success.

Sincerely,

Garo H. Armen